TRI-VISION INTERNATIONAL LTD./LTEE

360 Bay Street, Suite 500 Toronto, Ontario, M5H 2V6.

Tel: (416) 361-0737
Fax: (416) 361-0923

07023680

May 14, 2007

RECEIVED
2007 MAY 22 A 9:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International
Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C., U.S.A., 20549

SUPPL

Attention: Filings/Listings

Dear Sirs:

Re: Special Meeting of Shareholders - Exemption No. 82-4501

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of a Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

TRI-VISION INTERNATIONAL LTD./LTEE

Per: George A. Duguay

GAD/cd

Encl.

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

5/22

Notice of Record & Meeting Dates

CDS

New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: TRI-VISION INT'L LTD./LTEE

French:

Address 360 Bay Street, Suite 500, Toronto,Ontario, M5H 2V6	Telephone 416-361-0737 ext 223
	Contact Name George A. Duguay

Transfer Agent	CUID ETSZ	Name EQUITY TRANSFER & TRUST CO	Telephone 416-361-0930 EXT 235
Address #400, 200 University Ave. Toronto, Ont., M5H 4H1		E-mail Address	Contact Name: Clarisse Karangwa

Proxy Type

[X] Management
[ ] Dissenting

Meeting Type

[ ] Annual
[X] Special
[ ] General
[ ] Extraordinary

Material Distribution Type

[ ] Form C holders only
[X] All holders

	yyyy	mm	dd
Record Date	2007	05	29
Meeting Date	2007	06	28
Material Mail Date	2007	05	31

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

Clearing and Depository Services Inc.'s GST/HST Registration Number: 844182121RT0001

[1]	# of publications at $93.00 per publication	$ 93.00
	Plus 6% GST	$ 5.58
	or 15% HST (*Nfld, NS, NB residents only*)	$
	Subtotal	$ 98.58
	Plus 7.5% QST (*Quebec residents only*)	$
	Total payment enclosed	$ 98.58

Clearing and Depository Services Inc.'s QST Registration Number: 1212464658TQ0001

Authorized Signature for Invoicing (Transfer Agents only)
***Note:** Not required for electronic submission.*

ISIN	Voting Status Y/N	Security Description
CA8959211043	Y	Common

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other *(statutory declaration required)*

Send via: [ ] Mail [ ] Courier *(collect)* [X] CDS Envelope System [ ] Fax #:

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by Clearing and Depository Services Inc. here under are subject to the terms and conditions printed on the reverse of this form.

George A. Duguay	[signature]	May 14, 2007
Title	Signature	Date

END